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                                                                    EXHIBIT 99.3

[letterhead of Boston Scientific]

May 14, 2002

Dear BEI colleague:

We want to take this opportunity to welcome you to the Boston Scientific team. In the months ahead, you will learn more about our Company and get a chance to meet your new colleagues.

For Boston Scientific, BEI represents more than just a product acquisition. We share your belief in the potential of the Hydro ThermAblator(R) endometrial ablation treatment option for excessive uterine bleeding due to benign causes. We recognize the importance of this technology, which will complement our expanding product portfolio in the area of women's health.

As we move forward, we want to assure you that we are working hard to meet your immediate information needs and to ensure the smoothest possible transition. The acquisition is subject to the tender of a majority of the outstanding BEI shares and other customary conditions and should be finalized by the end of the second quarter of this year. Until then, we will continue to operate as separate and independent companies.

The future holds great promise for our combined organization. At Boston Scientific, our mission is to improve the quality of patient care and the productivity of health care delivery through the development and advocacy of less-invasive medical devices and procedures. This complements your mission to achieve and maintain a leadership position in providing medical products and services in order to advance women's health and well-being throughout the world. We welcome you to this effort and to Boston Scientific.

If you have any questions, please contact your manager or a Human Resources representative.

Respectfully,

/s/ Jim Tobin                               /s/ Steve Moreci

Jim Tobin                                   Steve Moreci
Chief Executive Officer                     Senior Vice President and Group
                                            President, Endosurgery




/s/ John Pedersen

John Pedersen
President, Microvasive Urology